Exhibit 99.1
TSX: JE
NYSE: JE

•	FOR IMMEDIATE RELEASE

PRESS RELEASE

Just Energy Reports Fourth Quarter and Fiscal 2014 Results

Customer base increases 5% during fiscal 2014 to 4.7 million customers
 Gross margin expands 8% year over year
Base EBITDA increases 22% year over year
Base Funds from Operations increases 17% year over year
Management initiates fiscal 2015 Base EBITDA guidance range of $220 to $230 million, representing a 5% to 9% increase

TORONTO, ONTARIO - - May 15, 2014 - -

Just Energy Group, Inc. (TSX:JE; NYSE:JE), a competitive retailer of natural gas and electricity, today announced results for its fiscal 2014 fourth quarter and year end.

Fiscal 2014 Highlights:

•	Record customer gross additions of 1,431,000, increased 2% from fiscal 2013

•	Customer base growth of 5% year over year to 4.7 million

•	Strong National Home Services growth with installed base of 297,000, increased 22% year over year

•	Gross Margin of $565.6 million, increased 8% year over year

•	Embedded Gross Margin of $2.4 billion, increased 8% year over year

•	Base EBITDA from continuing operations of $210.3 million, increased 22% year over year

•	Base Funds from continuing operations of $109.9 million, increased 17% year over year

Three months ended March 31	F2014	F2013
(in $ millions)

Sales	$1,155.5	$904.7
Gross margin	155.7	156.6
Administrative expenses	34.9	37.2
Sales and marketing expense	48.6	52.8
Financing costs	25.6	21.4
Base EBITDA from continuing operations1	65.3	69.3
Base Funds from continuing Operations	29.4	45.4
Profit (loss) from continuing operations2	152.3	199.8
Dividends/distributions	30.9	45.0
Payout ratio – Base Funds from continuing operations	105%	98%
For the year ended March 31,	F2014	F2013
(in $ millions except customers)
Sales	$3,611.1	$3,011.2
Gross margin	565.6	524.1
Administrative expenses	139.4	137.3
Sales and marketing expense	200.0	220.5
Financing costs	90.8	74.0
Base EBITDA from continuing operations1	210.3	171.7
Base Funds from continuing Operations	109.9	94.2
Profit (loss) from continuing operations2	166.2	595.9
Dividends/distributions	123.4	178.4
Payout ratio – Base Funds from continuing operations	112%	189%
Embedded gross margin	$2,424.9	$2,252.0
Energy customers (RCEs)	4,410,000	4,222,000
Home Services customers (installed units)	297,000	243,000
Total number of customers (RCEs and installed units)	4,707,000	4,465,000
1Continuing operations exclude results of Terra Grain Fuels ethanol plant which has been sold and Hudson Energy Solar which is held for sale as a discontinued operation.

2Profit for the period includes the impact of unrealized gains (losses), which represents the mark to market of future commodity supply acquired to cover future customer demand. The supply has been sold to customers at fixed prices, minimizing any realizable impact of mark to market gains and losses.

Commenting on the annual results, Co-CEO Deb Merril stated: “I am very pleased to report strong financial and operational results for fiscal 2014 as Base EBITDA increased 22% year-over-year, customer aggregation of 1.4 million was the highest in the Company’s history and total customers increased 5% to 4.7 million. These results confirm what we believe is continued strong demand for our fixed rate, Predict-a-Bill, JustGreen and other innovative products. Renewal rates in our Consumer division were 75%, demonstrating that homeowners believe that insuring against energy price volatility remains a priority in any commodity environment. I am confident that our strategy continues to position Just Energy as the market leader in North American energy retailing.”

Co-CEO James Lewis added: “Although we continued to experience solid momentum throughout our business, severe weather conditions across large portions of North America adversely impacted the energy retailing industry as well as our results in the fourth quarter. While we sustained an approximate $15 million reduction to margin during the quarter as a result of the severe weather, our hedging program lessened what would have been the more pronounced impact seen elsewhere in the industry. The reality is that Just Energy absorbed the price spikes inherent with severe weather conditions, the cost of which our customers would have had to bear entirely on their own. This is a key component of our value proposition. As a result, our residential customers paid the lower fixed price they contracted with us. We believe this type of weather volatility provides clear validation of the importance of our fixed price product for our customers.”

Growth

The results of the Company’s operations for fiscal 2014 showed high Base EBITDA growth and growth in Base Funds from Operations. Entering fiscal 2014, management provided guidance for Base EBITDA of $220 million for the year, up 28% from $171.7 million (adjusted for the discontinued operations) recorded in fiscal 2013. This guidance growth was predicated on cash flow from the record customer additions in fiscal 2013, the fact that the Company’s customer aggregation costs per customer are declining and that administrative costs were expected to be effectively flat for fiscal 2014 despite anticipated customer base growth.

Gross customer additions for the year were a record 1,431,000, an increase of 2% from the 1,406,000 customers added in fiscal 2013. In addition to these new customers added, Just Energy renewed 991,000 existing customers during the past fiscal year.

Energy marketing gross customer additions for fiscal 2014 were 1,377,000, an increase of 2% from the 1,355,000 customers added in fiscal 2013. Net additions were 188,000 for the year, compared with 352,000 net energy marketing customer additions in fiscal 2013. The low number of net additions was largely a result of higher attrition levels due to continued heavy competition within the U.S. electricity markets.  Management continues to review its product offerings to ensure that all are maximizing their long term economic value to the Company.

Consumer gross customer additions amounted to 648,000 for fiscal 2014, a 1% increase from 641,000 gross customer additions recorded in the prior comparable year. Commercial customer gross additions were 729,000 for the fiscal 2014, a 2% increase from 714,000 gross customer additions in the prior comparable year. Overall, the Commercial customer base grew 9% year over year while the Consumer base was down 1%. Included in the consumer energy customer base are 17,000 smart-thermostat customers bundled with a commodity contract. This is a growing segment of Just Energy’s business and represents both higher long-term value to the Company and a lower attrition profile. This bundled product is currently being marketed in Texas, Ontario and Alberta.

For the year ended March 31, 2014, 26% of total consumer and commercial energy marketing customer gross additions were generated from door-to-door sales, 50% from commercial brokers and 24% through Internet-based and other non-door-to-door channels. The new U.K. operations generated 66,000 gross customer additions for the year, bringing the total customer base to 78,000 RCEs since operations commenced in July 2012. As of March 31, 2014, the U.S., Canadian and U.K. segments accounted for 72%, 26% and 2% of the energy marketing customer base, respectively.

The combined attrition rate for Just Energy was 15% for the year, an increase from the 12% overall rate reported a year prior. The attrition in the Consumer Energy division’s markets increased from 20% in fiscal 2013 to 27% in fiscal 2014. This increase was primarily the result of the Company’s growth being concentrated in U.S. electricity markets which have higher attrition due to increased competition, specifically Texas and the Northeast. The attrition levels for the customers within the Commercial division increased 1% to 6% in fiscal 2014. The Company continues to focus on maintaining its profitable customers and ensuring that variable rate customers meet base profitability profiles even if this results in higher attrition. The Home Services division products have not had any meaningful attrition to date.

The combined renewal rate was 68% for fiscal 2014, compared to a renewal rates of 69% realized for the previous fiscal year. The slight decline reflected a very competitive market for Commercial renewals and Just Energy’s focus on maintaining average customer profitability rather than pursuing low margin growth. The renewal rates for the Consumer Energy division improved to 75%, up from 72% a year earlier.  This increase reflects an improved renewal environment with the steady movement of existing customer prices towards current market prices. The Company has not yet experienced any renewals within its Home Services division.

Overall, the Just Energy Customer base reached 4,707,000 at year end, up 5% from a year earlier.

Fiscal 2014 Operating Performance

Customer growth resulted in gross margin of $565.6 million, up 8% year over year.  This was more than the growth in customers as a result of higher winter gas consumption due to extremely cold temperatures and contractual price increases by the Home Services division. Fiscal 2014 realized margins of $168 per Consumer customer up from $165 per customer in the year ago period. Much of the higher margin from the increased consumption was offset by “Collar” weather derivative payouts.

In Commercial electricity, the cost of unprecedented winter electricity price spikes and the increased capacity costs experienced throughout the year more than offset the 9% growth in commercial customers. Net realized margin fell to $61 per Commercial RCE down from $79 per RCE a year earlier. Excluding the effects of the fourth quarter, margin per customer would have been down slightly reflecting continued capacity cost issues in the Northeast U.S. and heavy competition in Texas and New York.

Administrative expense was $139.4 million, an increase of 1% over fiscal 2013. Energy administrative costs were down reflecting economies of scale of the geographic platform build out seen over the past three years offset by increased Home Services costs, reflecting service obligations to the growing customer base.

Selling and marketing expense was $200.0 million, down 9% year over year. This decline came at the same time as a 2% growth in customer additions. The lower costs reflect the use of lower cost aggregation channels and a higher proportion of Consumer customers signed using the sales channels with a residual commission structure similar to commercial broker residual-based contracts.

Base EBITDA from continuing operations of $210.3 million was up 22%, versus $171.7 million in fiscal 2013. Administrative, selling and marketing costs grew more slowly than margins leading to high base EBITDA growth.

Net income from continuing operations was $166.2 million ($1.16 per share basic) versus $595.9 million ($4.26 per share basic). While management does not use EPS as an internal measure, it is important to allow shareholders who wish to focus on IFRS results to see the business performance on this basis.

Embedded margin, a measure of the future value within the Company’s existing contracts grew 8% to $2.4 billion. Embedded margin has grown steadily as the Company has invested in signing new customers.

Base Funds from operations (“Base FFO”), which represents Funds from continuing operations reduced by the maintenance capital expenditures, was $109.9 million, an increase of 17% compared with $94.2 million for fiscal 2013. Maintenance capital expenditures increased by $7.2 million year over year due to the increase in the maintenance portion of commercial customer contract initiation costs included representing the cost associated with replacing lost embedded gross margin.

Overall, Base FFO showed an increase less than the 22% growth in Base EBITDA, primarily due to higher finance costs in fiscal 2014 as well as a $6.2 million decrease for delayed cash receipts for higher winter consumption in markets (Ontario, Quebec, B.C. and Michigan) where gas is paid by the LDC on a flat basis based on estimated consumption and is not “trued up” until the following year. As a result, following winters with high consumption, cash received, and accordingly, Base FFO, is less than that reflected in reported gross margin from customers.

Dividends and distributions for the year ended March 31, 2014 were $123.4 million, a decrease of 31% from the prior fiscal year as a result of a change in the annual dividend from $1.24 to $0.84 effective with the April 2013 dividend.

Fourth Quarter Operating Performance

Just Energy’s fourth quarter was another strong quarter of growth as reflected in our 356,000 new customers, increased 11% from the prior comparable quarter. Our customer base increased 1% in the quarter resulting in a 3% increase in our embedded gross margin.

Consumer customer gross additions amounted to 148,000 for the fourth quarter of fiscal 2014, down 3% from the gross customer additions recorded in the prior comparable period. Commercial customer gross additions were 208,000 for the fourth quarter of fiscal 2014, a 16% increase from 180,000 gross customer additions in the prior comparable period. Strong residential additions were a function of renewed homeowner demand for price controlled energy supply in light of substantial price volatility seen in the quarter. The volume of new additions was dampened by extreme cold weather in the fourth quarter, rendering door to door sales people unable to market for extended periods. Strong commercial additions were driven by demand fostered by price volatility.

The home services division continued its customer growth with installations for the fourth quarter of fiscal 2014 with its installed base reaching 297,000, up from 287,000 during the quarter.

Sales increased by 28% quarter over quarter to $1,155.5 million from $904.7 million. Higher sales were a function of weather driven increased per customer volumes in the quarter as well as year over year customer growth.

Gross margin was $155.7 million, down 1% from a year earlier. The decrease is due to higher than normal winter customer electricity consumption with supply having to be purchased at extremely high market prices resulting from the extremely cold winter weather and capacity constraints in the northeastern United States. The Company estimates that this weather cost resulted in a reduction of approximately $15 million in gross margin in the quarter. These weather impacts were seen across the industry as the price spike/weather effect on electricity consumption was unprecedented.

Administrative expenses amounted to $34.9 million, a decrease of 6% from $37.2 million recorded in the fourth quarter of fiscal 2013. The decrease in administrative expenses is in spite of the 5% increase in the Company’s customer base over the same period.  Tight cost controls on administrative costs remain in place and the Company is benefiting from economies of scale as it benefits from growth in new markets opened in fiscal 2012 and 2013.

Sales and marketing expenses were $48.6 million in the fourth quarter of fiscal 2014, down 8% from $52.8 million in the prior comparable quarter. While the numbers of customers added increased by 7%, Just Energy benefitted from increased use of lower cost marketing channels and an increase in sales using commission payment as the customer flows, which better matches the margins from the same customer. This is the predominant commission structure for commercial contracts.

The quarterly basic earnings per share was $1.06 versus $1.41 in the fourth quarter of fiscal 2013.  The change in EPS was primarily a result of a lower increase in fair value of derivatives year over year. Management does not believe these non-cash quarterly changes are a reliable measure of operating performance.

Base EBITDA from continuing operations decreased 6% to $65.3 million for the fourth quarter of fiscal 2014, down from $69.3 million in the prior comparable quarter. This was a result of lower gross margin from energy marketing due to losses sustained on higher customer electricity consumption satisfied through market purchases during periods of extremely high prices and increased capacity costs.

Dividends/distributions paid amounted to $30.9 million, a decrease of 31% over the prior comparable quarter as a result of the change in dividend rate to $0.84 per year from $1.24 per year. The payout ratio on Base Funds from continuing operations was 105% for the fourth quarter of fiscal 2013, up from 98% reported in the prior comparable quarter.

Outlook

Just Energy set targets for significant growth in its business during fiscal 2014. Meeting these targets required a combination of significant customer growth, solid margins per customer, attrition and renewals in line with expectations and cost control.

The Company added a record 1,431,000 new customers in the year despite losing several weeks of door to door marketing due to extremely cold weather in the fourth quarter. This performance provides confidence in the Company’s ability to maintain strong levels of customer additions, particularly with the increased volatility seen in commodity prices over the past winter. Customer additions must be matched by improved attrition and continued solid renewal rates to achieve net growth. With volatility and potential rising energy prices, attrition from the fixed price book should decline in the coming year. Management sees no reason for a decline in renewal rates although commercial renewals can be volatile depending on the competitive landscape. Accordingly, management believes that the Company will see continued customer growth for the foreseeable future.

With respect to costs, there should be some increase next year in administrative expense as Just Energy builds out its U.K. residential business and faces expected increase in costs due to the higher U.S. dollar versus fiscal 2014. In 2016 and beyond, growth in administrative costs should be less than growth in customers due to economies of scale. Selling and marketing costs should grow more slowly than customer additions as the Company continues to utilize lower cost sales channels.

Bad debt expense will increase significantly as the Company’s highest growth market is Texas where the Company, as billing agent, bears the bad debt exposure. Overall, bad debt to relevant revenue should remain within the targeted 2% to 3% range.

Just Energy has provided guidance estimating fiscal 2015 Base EBITDA in a range between $220 million and $230 million. This range equates to a 5% to 9% growth in year over year EBITDA. Based on predictable finance costs and taxes, this range would result in sufficient Base FFO to reduce the Company payout ratio under 100% for the year. Management expects continued declines in the payout ratio in coming years and targets a long term ratio of 60% to 65%.

Just Energy has been examining the high growth residential solar business and believes it might be well suited to participate in the space. The Company signed more than 180,000 households to JustGreen commodity packages in fiscal 2014. It expects that its sales force could generate solar installation contracts from many of the same or similar homeowners. Customer aggregation at a fraction of this level would quickly place Just Energy among the leaders in this exciting market. The Company is exploring the prospect of entering this market during the coming year utilizing a non-capital intensive model.

During the year, Just Energy sold its ethanol plant and has designated its commercial Hudson Energy Solar business as being held for sale and as a discontinued operation within the financial statements. A clear current and future priority of management is the reduction of the Company’s debt level. Just Energy continues to examine all of its operations for other non-core assets which could be sold generating cash to reduce debt.

Executive Chair Rebecca MacDonald said, “While Just Energy will continue to grow, the priority for management is reduction of Company debt levels. We will continue to examine all non-core assets and, if a reasonable price is available, we will look to sell them to reduce debt. The Just Energy of the future will have a sound balance sheet and a predictable dividend providing current income to shareholders.”

Earnings Call

The Company will host a conference call and live webcast to review the fourth quarter results beginning at 10 AM eastern daylight time today, Thursday May 15, 2014 followed by a question and answer period. Those who wish to participate in the conference call may do so by dialing 1 866-229-4144 and entering pass code 5662147#. The call will also be webcast live over the internet at the following link:  http://event.onlineseminarsolutions.com/r.htm?e=787581&s=1&k=DCB22C67DA34EF669808CF9C9C2CF0DE

About Just Energy Group Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and the United Kingdom, Just Energy serves over 2 million residential, commercial and home services customers (4.46 million RCEs) through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company's JustGreen® products provide consumers with the ability to help them reduce the environmental impact of their everyday energy use. Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services, Tara Energy and Green Star Energy.

FORWARD-LOOKING STATEMENTS

Just Energy's press releases may contain forward-looking statements including statements pertaining to customer revenues and margins, customer additions and renewals, customer attrition, customer consumption levels, general and administrative expenses, dividends, distributable cash and treatment under governmental regulatory regimes. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Ms. Beth Summers, C.A.
Chief Financial Officer
Phone: (905) 795-4206
bsummers@justenergy.com

or

Michael Cummings
Investor Relations
FTI Consulting
Phone: (617) 897-1532
Michael.Cummings@FTIConsulting.com